EX-99.B-77Q1

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

SUB-ITEM 77Q1(a): Material amendments to the registrant’s charter or by-laws:

Supplement dated December 3, 2012 to the

Ivy Funds Variable Insurance Portfolios Prospectus

dated April 30, 2012

and as supplemented June 4, 2012

The Annual Portfolio Operating Expenses table in the “Fees and Expenses” section for Ivy Funds VIP Real Estate Securities is deleted and replaced with the following:

Annual Portfolio Operating Expenses

(expenses that you pay each year as a % of the value of your investment)
Management Fees	0.90%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.18%
Total Annual Portfolio Operating Expenses	1.33%
Fee Waiver and/or Expense Reimbursement[1]	0.09%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.24%

[1]

Through April 30, 2014, Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment manager, has contractually agreed to reduce the management fee paid by the Fund by an annual rate of 0.09% of average daily net assets. Prior to that date, the reduction may not be terminated by WRIMCO or the Board of Trustees.

The “Example” section in the “Fees and Expenses” section for Ivy Funds VIP Real Estate Securities is deleted and replaced with the following:

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other portfolios. This example does not reflect any fees and expenses imposed under the Policies.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same taking into account that expenses were reduced for the period indicated above. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$126	$413	$720	$1,594

Supplement dated December 13, 2012 to the

Ivy Funds Variable Insurance Portfolios Statement of Additional Information

dated April 30, 2012

and as supplemented June 4, 2012

The fourth paragraph of the “Investment Advisory and Other Services – Subadvisory Agreements” section for Advantus Capital Management, Inc. on page 59 is deleted and replaced with the following:

For its services, Advantus Capital receives a subadvisory fee from WRIMCO, at an annual rate of 0.48% of the average daily net assets of Ivy Funds VIP Real Estate Securities. The subadvisory fee is accrued daily and payable in arrears on the last day of each calendar month. Through April 30, 2014, Advantus Capital has contractually agreed to reduce the subadvisory fee paid by WRIMCO by an annual rate of 0.045% of average daily net assets.